UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-33491

DXI ENERGY INC.
(Translation of registrant's name into English)

Unit 523, 999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[   ]

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-183587) and Form S-8 (File No. 333-179540 and 333-156772) of DXI Energy Inc.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DXI Energy Inc.

Date: April 29, 2020

By:	/s/ David Matheson
Name:	David Matheson
Title:	CFO

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Financial Statements in respect of the year ended December 31, 2019
99.2	Annual Management Discussion and Analysis in respect of the year ended December 31, 2019
99.3	Form 52-109F1 Certification of Annual Filings of the Chief Executive Officer of DXI Energy Inc. for the financial year ended December 31, 2019
99.4	Form 52-109F1 Certification of Annual Filings of the Chief Financial Officer of DXI Energy Inc. for the financial year ended December 31, 2019